As filed with the Securities and Exchange Commission on May 31, 2006

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

KINTERA, INC.

(Name of Subject Company (Issuer) and Filing Persons (Offeror))

Certain Options to Purchase Common Stock under the Kintera, Inc. 2000 Stock Option Plan, the

Kintera, Inc. Amended and Restated 2003 Equity Incentive Plan and the

Kintera, Inc. Amended and Restated 2004 Equity Incentive Plan (Fundware)

(Title of Classes of Securities)

49720P506

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Harry E. Gruber, M.D.

President and Chief Executive Officer

Kintera, Inc.

9605 Scranton Road, Suite 200

San Diego, CA 92121

(858) 795-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person.)

Copy to:

Scott M. Stanton, Esq.

Morrison & Foerster LLP

12531 High Bluff Drive, Suite 100

San Diego, CA 92130

(858) 720-5100

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee
$891,627.00	$95.40

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 958,180 shares of common stock of Kintera, Inc. having an aggregate value of $891,627.00 as of May 31, 2006 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing party:	Not applicable.
Date filed:	Not applicable.

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange, dated May 31, 2006 (the “Offer to Exchange”), attached hereto as Exhibit (a)(2), is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the issuer is Kintera, Inc., a Delaware corporation (the “Company”), the address of its principal executive offices is 9605 Scranton Road, Suite 200, San Diego, California 92121, and its telephone number is (858) 795-3000. The information set forth in the Offer to Exchange under Section 9 (“Information About Kintera, Inc.”) is incorporated herein by reference.

(b) This Tender Offer Statement on Schedule TO relates to an offer by the Company to Eligible Employees, as defined in the Offer to Exchange, to exchange certain options to purchase shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), with an exercise price per share greater than $7.00, that are currently outstanding under the following stock option plans (the “Eligible Options”) (all such plans referred to collectively as the “Option Plans”):

•	Kintera, Inc. 2000 Stock Option Plan (the “2000 Plan”);

•	Kintera, Inc. Amended and Restated 2003 Equity Incentive Plan (the “2003 Plan”); and

•	Kintera, Inc. Amended and Restated 2004 Equity Incentive Plan (Fundware) (the “2004 Plan”).

In exchange for the Eligible Options, tendering option holders will receive new options (the “Replacement Options”) to purchase shares of Common Stock. The Replacement Options will be issued under the 2003 Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the related Form of Letter of Transmittal attached hereto as Exhibit (a)(4) (the “Letter of Transmittal,” and together with the Offer to Exchange, as they may be amended or supplemented from time to time, the “Offer”). As of May 31, 2006, Eligible Options to purchase 999,584 shares of Common Stock were outstanding under the Option Plans.

The information set forth in the Offer to Exchange under Section 1 (“Eligible Employees”), Section 2 (“Number of Options; Expiration Date”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 7 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

The Company is the filing person. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in Schedule B of the Offer to Exchange (“Information Concerning the Directors and Executive Officers of Kintera, Inc.”) attached hereto is incorporated herein by reference.

Item 4.	Terms of the Transaction.

(a) The information set forth in the Offer to Exchange under “Summary of Terms,” Section 1 (“Eligible Employees”), Section 2 (“Number of Options; Expiration Date”), Section 4 (“Procedures for Participating in the Offer”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”), Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”), Section 11 (“Status of Options Acquired by Us in this Offer; Accounting Consequences of this Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“Extension of Offer; Termination; Amendment”), and Schedule A (“Conditions of this Offer”) is incorporated herein by reference.

(b) Members of the Company’s Board of Directors and its executive officers listed on Schedule B to the Offer to Exchange are not eligible to participate in the Offer. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Arrangements.

(e) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference. The Option Plans pursuant to which the Eligible Options have been granted are filed herewith as Exhibits (d)(1), (d)(2) and (d)(3), and are incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) The information set forth in the Offer to Exchange under Section 3 (“Purpose of this Offer”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 6 (“Acceptance of Options for Exchange and Issuance of Replacement Options”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) The information set forth in the Offer to Exchange under Section 3 (“Purpose of the Offer”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Replacement Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Schedule A (“Conditions of this Offer”) is incorporated herein by reference.

(d) Not applicable.

Item 8.	Interest in Securities of the Subject Company.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference.

(b) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) is incorporated herein by reference.

Item 9.	Person/Assets, Retained, Employed, Compensated or Used.

(a) Not applicable.

Item 10.	Financial Statements.

(a) The information set forth in the Offer to Exchange under Section 9 (“Information About Kintera, Inc.”) and Section 16 (“Additional Information”). Item 8 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006, and Item 1 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 15, 2006, are incorporated herein by reference. A copy of the Annual Report on Form 10-K and Quarterly Report on Form 10-Q can be accessed electronically on the Securities and Exchange Commission’s website at www.sec.gov.

(b) Not applicable.

Item 11.	Additional Information.

(a) The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Current Options and Our Common Stock”) and Section 12 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Not applicable.

Item 12.	Exhibits.

(a)(1)	Form of Letter Accompanying Distribution of the Offer

(a)(2)	Offer to Exchange, dated May 31, 2006

(a)(3)	Question and Answer Document for Employees of Kintera, Inc.

(a)(4)	Form of Letter of Transmittal

(a)(5)	Form of Email Confirmation of Receipt of Letter of Transmittal

(a)(6)	Form of Letter of Withdrawal

(a)(7)	Form of Email to Eligible Option Holders

(a)(8)	Form of Email Communication Reporting Results to Tendering Option Holders

(a)(9)	Kintera, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006 and incorporated herein by reference

(a)(10)	Kintera, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 15, 2006 and incorporated herein by reference

(b)	Not applicable.

(d)(1)	Kintera, Inc. 2000 Stock Option Plan and form of Option Agreement thereunder, filed as Exhibit 10.2 to Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-109169), filed with the Securities and Exchange Commission on November 28, 2003 and incorporated herein by reference

(d)(2)	Kintera, Inc. Amended and Restated 2003 Equity Incentive Plan and form of Option Agreement thereunder, filed as Exhibit 4.1 to Registration Statement on Form S-8 (File No. 333-128927), filed with the Securities and Exchange Commission on October 11, 2005 and incorporated herein by reference

(d)(3)	Kintera, Inc. Amended and Restated 2004 Equity Incentive Plan (Fundware) and form of Option Agreement thereunder, filed as Exhibit 4.2 to Registration Statement on Form S-8 (File No. 333-128927), filed with the Securities and Exchange Commission on October 11, 2005 and incorporated herein by reference

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

(a) Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

KINTERA, INC.

By:	/s/ RICHARD DAVIDSON
Richard Davidson Chief Financial Officer

Date: May 31, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)	Form of Letter Accompanying Distribution of the Offer

(a)(2)	Offer to Exchange, dated May 31, 2006

(a)(3)	Question and Answer Document for Employees of Kintera, Inc.

(a)(4)	Form of Letter of Transmittal

(a)(5)	Form of Email Confirmation of Receipt of Letter of Transmittal

(a)(6)	Form of Letter of Withdrawal

(a)(7)	Form of Email to Eligible Option Holders

(a)(8)	Form of Email Communication Reporting Results to Tendering Option Holders

(a)(9)	Kintera, Inc. Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the Securities and Exchange Commission on March 16, 2006 and incorporated herein by reference

(a)(10)	Kintera, Inc. Quarterly Report on Form 10-Q for its quarter ended March 31, 2006, filed with the Securities and Exchange Commission on May 15, 2006 and incorporated herein by reference

(d)(1)	Kintera, Inc. 2000 Stock Option Plan and form of Option Agreement thereunder, filed as Exhibit 10.2 to Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-109169), filed with the Securities and Exchange Commission on November 28, 2003 and incorporated herein by reference

(d)(2)	Kintera, Inc. Amended and Restated 2003 Equity Incentive Plan and form of Option Agreement thereunder, filed as Exhibit 4.1 to Registration Statement on Form S-8 (File No. 333-128927), filed with the Securities and Exchange Commission on October 11, 2005 and incorporated herein by reference

(d)(3)	Kintera, Inc. Amended and Restated 2004 Equity Incentive Plan (Fundware) and form of Option Agreement thereunder, filed as Exhibit 4.2 to Registration Statement on Form S-8 (File No. 333-128927), filed with the Securities and Exchange Commission on October 11, 2005 and incorporated herein by reference